

September 13, 2021

Ralph J. Andretta
Chief Executive Officer
Loyalty Ventures Inc.
c/o Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

      Re: Loyalty Ventures Inc.
            Registration Statement on Form 10
            Filed September 1, 2021
            File No. 001-40776

Dear Mr. Andretta:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement

Our amended and restated bylaws will designate Delaware as the exclusive forum for certain litigation, page 37

1.   We note your response to comment 5 and reissue in part. We note that this risk factor references a Federal Forum Provision which is contained in your amended and restated articles of incorporation. We also note, however, that Exhibit 3.1 does not contain a Federal Exclusive Forum Provision for Securities Act claims. Please reconcile your disclosure and Exhibit 3.1, as applicable.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Giugliano at 202-551-3319 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Jennifer López-Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services